NEWS RELEASE

May 1, 2018

Nevsun Receives Strong Support from Shareholders at 2018 AGM

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) is pleased to announce the results of voting at its annual general and special meeting of shareholders which was held on May 1, 2018, in Vancouver, British Columbia (the “Meeting”).  A total of 63.61% of outstanding shares were voted at the Meeting. Shareholders showed strong support for the election of its nominees as directors and for Nevsun’s approach to executive compensation.

Election of Directors

The seven nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Votes For	%
Ian R. Ashby	158,426,092	98.00
Geoffrey Chater	156,019,700	96.51
Anne E. Giardini	158,287,759	97.92
Peter G.J. Kukielski	158,213,355	97.87
Ian W. Pearce	159,633,846	98.75
Stephen V. Scott	146,305,423	90.50
David S. Smith	159,455,915	98.64

Appointment of Auditors

KPMG LLP was appointed as auditors of the Company and the directors of the Company were authorized to fix the remuneration of the auditors by a 97% majority of the votes cast.

Amended Stock Option Plan and Unallocated Options

The amended stock option plan of the Company (the “Stock Option Plan”) was approved, ratified and confirmed and the approval of all unallocated options issuable pursuant to the Stock Option Plan was approved by a 90% majority of the votes cast.

Advisory Vote on Executive Compensation

Nevsun’s approach to executive compensation (say on pay) was accepted by an 89% majority of the votes cast at the Meeting and shows its shareholders are confident in Nevsun’s approach to executive compensation.  The primary objectives of the Company’s compensation program are to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and to promote greater alignment of interests between its executive officers and shareholders.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com